Filed Pursuant to Rule 424(b)(5)

Registration No. 333-281467

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 12, 2024)

Up to $75,000,000

Common Stock

This prospectus supplement (the “Prospectus Supplement”) amends and supplements the information in the prospectus, dated August 12, 2024, filed as a part of our registration statement on Form S-3 (File No. 333-281467) (the “Registration Statement”) and base prospectus contained therein (the “Prospectus”), relating to the offering, issuance and sale by us of our common stock, par value $0.0001 per share (“Common Stock”), from time to time that may be issued and sold under the at the market offering agreement (the “Sales Agreement”), dated August 12, 2024, and amended on September 24, 2024, by and between us and Rodman & Renshaw LLC (“Rodman & Renshaw”), as sales agent. This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend the Prospectus to update the maximum amount of shares we are eligible to sell pursuant to the Prospectus. As of the date of this Prospectus Supplement, we are no longer subject to the sales limitations of General Instruction I.B.6 of Form S-3. In accordance with the terms of the Sales Agreement, the Prospectus and this Prospectus Supplement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $75,000,000 from time to time through Rodman & Renshaw, which such amount does not include the shares of Common Stock having an aggregate gross sales price of approximately $3.2 million   that were sold pursuant to the Prior Prospectuses to date. In the event that we may sell additional amounts under the Sales Agreement and in accordance with General Instruction I.B.1, we will file another prospectus supplement prior to making such additional sales.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”) and a smaller reporting company as defined under Rule 405 of the Securities Act, and as such, we have elected to comply with certain reduced public company reporting requirements. See ‘‘Prospectus Summary— Implications of Being a Smaller Reporting Company and Emerging Growth Company” on page S-5 of the Prospectus.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “MIRA.” On September 26, 2024, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $1.07 per share.

Investing in the offered securities involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our Common Stock in “Risk Factors” beginning on page S-2 of the Prospectus, and in the risks discussed under similar headings in the documents incorporated by reference in this Prospectus Supplement and the Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Rodman & Renshaw LLC

The date of this prospectus supplement is September 26, 2024

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. Before deciding whether to invest in our Common Stock, you should carefully consider the risks and uncertainties described below, together with the information under the heading “Risk Factors” in the Prospectus and our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2023, all of which are incorporated herein by reference, as updated or superseded by the risks and uncertainties described under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this Prospectus Supplement, together with all of the other information contained or incorporated by reference in this Prospectus Supplement. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our Common Stock to decline, resulting in a loss of all or part of your investment.

Risks Related to this Offering

Purchasers in this offering will likely experience immediate and substantial dilution in the book value of their investment.

The shares of Common Stock sold in this offering, if any, will be sold from time to time at various prices. However, the actual offering price per share of Common Stock may be substantially higher than the as adjusted net tangible book value per share of Common Stock. Therefore, if you purchase shares of our Common Stock in this offering, your interest will be diluted to the extent of the difference between the price per share you pay and the net tangible book value per share of Common Stock. Assuming that the sale of an aggregate amount of $75,000,000 of shares of our Common Stock in this offering at an assumed offering price of $1.06 per share, which was the last reported sale price of our Common Stock on the Nasdaq Capital Market on September 23, 2024, after deducting sales commissions and estimated offering expenses payable by us, based on our pro forma as adjusted net tangible book value as of June 30, 2024, if you purchase shares of Common Stock in this offering you will suffer substantial and immediate dilution of $0.18 per share in the pro forma as adjusted net tangible book value of the share Common Stock, representing the difference between our pro forma as adjusted net tangible book value per share as of June 30, 2024, after giving effect to this offering and the assumed offering price. The future exercise of outstanding options, warrants and certain convertible term loans will result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase shares of our Common Stock in this offering.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the price of our common stock.

Almost all of our 16,266,148 outstanding shares of Common Stock as of September 23, 2024, as well as a substantial number of shares of our Common Stock underlying outstanding options and warrants, are available for sale in the public market, either pursuant to Rule 144 under the Securities Act, or an effective registration statement. Pursuant to our shelf registration statement on Form S-3, we may sell up to $100,000,000 of our equity securities over the next several years. Sales of a substantial number of shares of our Common Stock in the public markets could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Common Stock would have on the market price of our Common Stock.

DILUTION

If you invest in our Common Stock, your interest will be diluted to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of Common Stock immediately after this offering. The net tangible book value of our Common Stock as of June 30, 2024, was approximately $2.2 million, or approximately $0.15 per share of Common Stock based on 14,780,885 shares of Common Stock outstanding on that date. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

After giving effect to the issuance and sale by us of an aggregate of 1,485,263 shares of Common Stock for net proceeds to us of $3.2 million pursuant to the Sales Agreement subsequent to June 30, 2024 (the “Pro Forma Adjustments”), our pro forma net tangible book value as of June 30, 2024 would have been $5.4 million, or $0.33 per share of Common Stock.

After giving further effect to the sale of our Common Stock in the aggregate amount of $75,000,000 in this offering at an assumed offering price of $1.06 per share, the last reported sale price of our Common Stock on the Nasdaq Capital Market on September 23, 2024, and after deducting the sales commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2024, would have been approximately $75.2 million, or approximately $0.88 per share of our Common Stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.55 per share to our existing stockholders and an immediate dilution of approximately $0.18 per share to new investors participating in this offering, as illustrated by the following table:

Assumed offering price per share of Common Stock		$1.06

Net tangible book value per share of Common Stock as of June 30, 2024	$0.15

Increase in net tangible book value per share attributable to the Pro Forma Adjustments	$0.18

Pro forma net tangible book value per share of Common Stock as of June 30, 2024	$0.33

Increase in pro forma as adjusted net tangible book value per share of Common Stock attributable to the offering	$0.55

Pro forma as adjusted net tangible book value per share of Common Stock as of June 30, 2024 after giving effect to this offering		$0.88

Dilution in net tangible book value per share of Common Stock to new investors in the offering		$0.18

The pro forma as adjusted information is illustrative only and will adjust based on the actual price to the public, the actual number of shares sold and other terms of the offering determined at the time Common Stock is sold pursuant to this Prospectus Supplement. The pro forma as adjusted information assumes that all of our Common Stock in the aggregate amount of $75,000,000 is sold at the assumed offering price of $1.06 per share, the last reported sale price of our Common Stock on the Nasdaq Capital Market on September 23, 2024. The shares sold in this offering, if any, will be sold from time to time at various prices.

The discussion and table above are based on 14,780,885 shares of Common Stock outstanding as of June 30, 2024, and excludes the following potentially dilutive securities as of that date:

●	1,942,334 shares of Common Stock issuable upon the exercise of stock options outstanding as of June 30, 2024, under our equity incentive plans, with a weighted average exercise price of $2.84 per share;

●	205,474 shares of Common Stock available for future grants under our equity incentive plans as of June 30, 2024; and

●	1,763,570 shares of Common Stock issuable upon the exercise of warrants outstanding as of June 30, 2024, with a weighted average exercise price of $3.88 per share.

To the extent that any of these options, awards or warrants are exercised, new options and awards are issued under our equity incentive plans and subsequently exercised or we issue additional common shares or securities convertible into shares of Common Stock in the future, there may be further dilution to new investors participating in this offering.

PLAN OF DISTRIBUTION

We entered into the Sales Agreement, as amended, with Rodman & Renshaw, pursuant to which such agreement and this Prospectus Supplement and the accompanying base prospectus, we may issue and sell from time to time shares of our Common Stock having an aggregate offering price of up to $75,000,000 through Rodman & Renshaw as our sales agent. The shares of Common Stock, may be offered and sold (A) in privately negotiated transactions with our consent, (B) as block transactions; or (C) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the Nasdaq Capital Market, sales made into any other existing trading market in the United States for our Common Stock, and sales made to or through a market maker other than on an exchange.

If we and Rodman & Renshaw agree on any method of distribution other than sales of shares of our Common Stock into the Nasdaq Capital Market or another existing trading market in the United States at market prices, we will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act.

Rodman & Renshaw will offer our Common Stock at prevailing market prices subject to the terms and conditions of the Sales Agreement as agreed upon by us and Rodman & Renshaw. We will designate the number of shares which we desire to sell, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in one day and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Rodman & Renshaw will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell on our behalf all of the shares of Common Stock requested to be sold by us. We or Rodman & Renshaw may suspend the offering of the Common Stock being made through Rodman & Renshaw under the Sales Agreement upon proper notice to the other party and pursuant to the terms of the Sales Agreement.

Settlement for sales of Common Stock will occur on the first business day or such shorter settlement cycle as may be in effect under the Exchange Act from time to time, following the date on which any sales are made, or on some other date that is agreed upon by us and Rodman & Renshaw in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our common stock as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Rodman & Renshaw may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will pay Rodman & Renshaw a cash commission equal to up to 3.0% of the gross sales price per share of Common Stock issued by us and sold by Rodman & Renshaw under the Sales Agreement. Because there is no minimum offering amount required as a condition to this offering, the actual total offering amount, sales commissions and net proceeds to us, if any, are not determinable at this time. Pursuant to the terms of the Sales Agreement, we have agreed to pay Rodman & Renshaw a fee not to exceed $30,000 for the reasonable fees and expenses of its legal counsel (excluding any periodic due diligence fees) incurred in connection with entering into the transactions contemplated by the Sales Agreement. Additionally, pursuant to the terms of the Sales Agreement, we have also agreed to reimburse Rodman & Renshaw (i) $5,000 per due diligence update session conducted in connection with each such date we file our Annual Report on Form 10-K and (ii) $2,500 per due diligence update session in connection with each such date we file our Quarterly Reports on Form 10-Q. We estimate that the total expenses of the offering payable by us, excluding commissions payable to Rodman & Renshaw under the Sales Agreement, will be approximately $150,000, assuming we sell the entire amount offered pursuant to this Prospectus Supplement and the accompanying base prospectus. We will disclose in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, the number of shares of our Common Stock sold through Rodman & Renshaw under the Sales Agreement, the net proceeds to us and the compensation paid by us with respect to sales under the Sales Agreement during the relevant quarter.

In connection with the sales of Common Stock on our behalf, Rodman & Renshaw will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Rodman & Renshaw will be deemed to be underwriting commissions or discounts. We have agreed in the Sales Agreement to provide indemnification and contribution to Rodman & Renshaw against certain liabilities, including liabilities under the Securities Act.

The offering of our shares of Common Stock pursuant to this prospectus will terminate upon the earlier of (a) the sale of the shares of Common Stock pursuant to this Prospectus Supplement and the accompanying base prospectus having and aggregate sales price of $75,000,000, or (b) termination of the Sales Agreement as permitted therein.

To the extent required by Regulation M, Rodman & Renshaw will not engage in any market making activities involving our shares of Common Stock while the offering is ongoing under this prospectus.

From time to time, Rodman & Renshaw and its affiliates may provide in the future various advisory, investment and commercial banking and other services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of its various business activities, Rodman & Renshaw and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Rodman & Renshaw or its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Except as disclosed in this Prospectus Supplement, we have no present arrangements with Rodman & Renshaw for any further services.

This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement is filed as an exhibit to the registration statement of which this Prospectus Supplement forms a part.

This Prospectus Supplement and accompanying base prospectus in electronic format may be made available on a website maintained by Rodman & Renshaw and Rodman & Renshaw may distribute this Prospectus Supplement electronically.

American Stock Transfer (also known as Equiniti) is the transfer agent and registrar for our Common Stock. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.